

October 20, 2010

Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

> **Re: Warner Chilcott plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-53772**

Dear Mr. Herendeen:

   We have reviewed your August 27, 2010 response to our August 12, 2010 letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1 Business
Research and Development
Product Pipeline, page 11

1. You indicate in your response to comment one that you believe that you have complied with the requirements of S-K and, notwithstanding, you intend to provide, in future filings, a cross reference to the risk factors regarding developing new products. In order for us to evaluate your disclosure compliance with the securities laws and/or whether your disclosure could be improved, please provide us the following information:
   - Tell us whether or not you believe any products in the pipeline are individually significant to your current or future results of operations, financial position or cash flows. Provide us an analysis that includes all facts and circumstances you considered and the rationale for your conclusion.
   - You discuss "certain new" products herein. Tells us the factors that determine your decision to discuss or not discuss a product. Provide us a description of products not

discussed and why they are not discussed.

- For each product discussed, tell us the amount of research and development expense incurred for 2009 and for the six months ended June 30, 2010. For the products not discussed, tell us the aggregate research and development expense incurred for 2009 and for the six months ended June 30, 2010. Tell us the amount of expense for any product not discussed that comprised more than ten percent of this aggregate. Further, provide us a breakdown of the difference, if any, between the amount of research and development expense shown in your financial statements for 2009 and for the six months ended June 30, 2010 and the sum of the expense for the products discussed and not discussed in sufficient detail to understand the composition of this difference.
- Provide us a breakdown of research and development expense for 2009 and for the six months ended June 30, 2010 by therapeutic class and by pre-clinical/clinical stage.
- Tell us whether you develop estimates of amounts of research and development expense to be incurred in a future period(s) or to complete the product/project whether on an individual product/project basis or in the aggregate. If so, tell us the nature of the estimates, for what products/projects those estimates are made and for what purposes you use those estimates.

Item 9A. Controls and Procedures, page 85

2. Refer to your response to our comment two. We acknowledge your statement that the materiality of the transaction is explained in other parts of the filing. We believe, however, that your disclosure about the percentage of assets for the PGP Business included your consolidated financial statements could be improved. In this regard, it is not clear from your disclosure the nature of the assets represented by the "approximately 8%," the nature and amount of assets excluded from the approximately 8% (i.e. the portion represented by "excluding amounts resulting from the purchase price allocation") and to what extent the assets excluded from the "approximately 8%" were or were not subject to management's evaluation of internal control over financial reporting. Please confirm that if a similar fact pattern exists in the future, that you will provide clear disclosure of the materiality of the acquired business included and excluded from management's evaluation of internal control over financial reporting.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant